________                                            ________________________

FORM 4    U.S. Securities and Exchange Commission        OMB APPROVAL
________             Washington, D.C.  20549        ________________________

[ ] Check this box if no longer                     OMB Number 3235-0287
    subject to Section 16. Form                     Expires: February 1, 1994
    4 or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).                 hours per response... 0.5
                                                   _________________________

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of            2. Issuer Name and Ticker or
    Reporting Person                  Trading Symbol

     Golsen, Sylvia H.                LSB Industries, Inc. (LSB)
    _____________________________________________________________________
    (Last)  (First)  (Middle)      3.  IRS or Social Security
                                       No. of Reporting Person
     16 South Pennsylvania                  (Voluntary)
     Post Office Box 705
    ____________________________
          (Street)                      ###-##-####

     Oklahoma City, Oklahoma  73101

    _______________________________________________________________________
     (City)         (State)     (Zip)

4.  Statement for Month/Year: December, 1995

5.  If Amendment, Date of Original (Month/Year):

6.  Relationship of Reporting Person to Issuer (Check all applicable)

     ____ Director   X 10% Owner  ____ Officer (give title below)

                     ____ Other (specify below)


                      ___________________________________
  _________________________________________________________________________
        Table I - Non-Derivative Securities Acquired, Disposed of, or
                    Beneficially Owned
  _________________________________________________________________________

1. Title of   2. Transaction    3.  Transaction   4. Securities Acquired
   Security      Date (Month/          Code          (A) or Disposed of
                 Day/Year)          (Instr. 8)       (D) (Instr. 3, 4, 5)
                                    Code     V       Amount  (A)   Price
                                                             or
                                                             (D)
  Common Stock         -              -                -      -      -
  Common Stock      12/01/95          P              1,000    A   $3.875
  Common Stock      12/04/95          P              1,000    A   $3.875
  Common Stock      12/04/95          P              1,000    A   $3.75
  Common Stock      12/04/95          P              3,000    A   $3.75


5.  Amount of             6.  Ownership Form:      7.  Nature of
    Securities                Direct (D) or            Indirect
    Beneficially              Indirect (I)             Beneficial
    Owned at End              (Instr. 4)               Ownership
    of Month                                          (Instr. 4)
    (Instr. 3 & 4)

    1,168,984(4)                D                         -
     -                          I                     By SBL(1)
     -                          I                     By SBL(1)
     -                          I                     By SBL(1)
    1,098,299(6)                I                     By SBL(1)

__________________________________________________________________________
Reminder: Report on a separate line for each                 Page 1 of 2
          class of securities beneficially                SEC 1474 (3/91)
          owned directly or indirectly
                            (Print or Type Response)

FORM 4 (continued)  Table II - Derivative Securities Acquired, Disposed
                             of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
__________________________________________________________________________

1.  Title of  2. Conversion  3. Transaction 4. Transaction 5. Number of
    Security     or Exercise       Date           Code        Derivative
   (Instr. 3)    Price of       (Month/Day/    (Instr. 8)     Securities
                 Derivative        Year)       Code    V      Acquired (A)
                 Security                                     or Disposed
                                                              of (D)
                                                             (Instr. 3,4,5)
                                                             (A)       (D)
  Preferred "B"      (2)             -          -
  Preferred "C"    $11.55          12/06/95     P           1,000
  Preferred "C"    $11.55          12/06/95     P             500
  Preferred "C"    $11.55          12/07/95     P           1,000
  Preferred "C"    $11.55          12/11/95     P           1,000
  Preferred "C"    $11.55          12/12/95     P           2,000
  Preferred "C"    $11.55          12/13/95     P           2,000
  Preferred "C"    $11.55          12/14/95     P           1,000
  Preferred "C"    $11.55          12/15/95     P           2,000
  Preferred "C"    $11.55          12/18/95     P           1,000

6. Date Exercisable      7. Title and Amount of       8. Price of
   and Expiration           Underlying Securities        Derivative
   Date                     (Instr. 3 and 4)              Security
   (Month/Day/Year)                    Amount            (Instr. 5)
   Date       Expir-                    or
   Exer-      ation                   No. of
   cisable    Date          Title     Shares

    (2)       (2)         Common    533,333               -
    (3)       (3)         Common      4,329              $31.50
    (3)       (3)         Common      2,165              $32.25
    (3)       (3)         Common      4,329              $32.25
    (3)       (3)         Common      4,329              $32.00
    (3)       (3)         Common      8,658              $32.00
    (3)       (3)         Common      8,658              $32.00
    (3)       (3)         Common      4,329              $32.00
    (3)       (3)         Common      8,658              $32.00
    (3)       (3)         Common      4,329              $32.25


9.  Number of       10.  Ownership Form    11.  Nature of Indirect
    Derivative           of Derivative          Beneficial Owner-
    Securities           Security:              ship (Instr. 4)
    Beneficially         Direct (D) or
    Owned at End         Indirect (I)
    of Month             (Instr. 4)
    (Instr. 4)

    16,000(6)              I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
     -                     I                 By SBL(1)
    24,150(5)              I                 By SBL(1)
__________________________

Explanation of Responses:

(1) SBL Corporation ("SBL") is wholly owned by Sylvia H. Golsen (40% owner), Barry Golsen (son and 20% owner), Steven Golsen (son and 20% owner), and Linda Rappaport (daughter and 20% owner).

(2) Each share of the Company's Series "B" 12% Cumulative Preferred Stock is convertible, at the option of the holder, into 33.3333 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(3) Each share of the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 is convertible at the option of the holder into
4.329 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(4) The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of (a) the 89,028 shares of Common Stock owned of record by Jack E. Golsen, (b) the 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon the conversion of a promissory note, (c) the 33,000 shares of Common Stock that Jack E. Golsen may acquire upon exercise of a Nonqualified Stock Option, (d) the 40,000 shares of Common Stock underlying options granted to Jack E. Golsen under the Company's Incentive Stock Option Plans, (e) the 133,333 shares of Common Stock which Jack E. Golsen has the right to acquire upon conversion of the 4,000 shares of Series B Preferred Stock owned of record by him, and (f) the 10,000 shares owned of record by the MG Trust, of which Jack E. Golsen is the sole trustee.

(5)  The shares are convertible into 104,545 shares of Common Stock.

(6) The number of shares includes 60,600 shares of Common Stock and 4,000 shares of Preferred "B" owned of record by Golsen Petroleum Corporation, the wholly owned subsidiary of SBL.

**Intentional misstatements or
  omissions of facts constitute
  Federal Criminal Violations.

                                /s/ Sylvia H. Golsen        January 10, 1996
                              _____________________________  _____________
  See 18 U.S.C. 1001 and    **Signature of Reporting Person        Date
  15 U.S.C. 78ff(a).                    Sylvia H. Golsen


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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MBEN\K-M\LSB\FORMS345\EDGAR\12-95F4.SHG                   SEC 1474 (3/91)